                                                               Exhibit (99)




                       PROXY STATEMENT FOR APRIL 27, 1994

                          ANNUAL SHAREHOLDERS' MEETING

                                    (LOGO)
                                   RUSSELL

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                              RUSSELL CORPORATION

To the Shareholders of Russell Corporation:

       Notice is hereby given that the Annual Meeting of the Shareholders (the "Annual Meeting") of Russell Corporation (the "Company") will be held on Wednesday, April 27, 1994 at 10:00 a.m., Central Time, at the general offices of the Company in Alexander City, Alabama, for the following purposes:

       (1)     To elect four directors to the Board of
               Directors for terms of three years each; and

       (2)     To transact such other business as may
               properly come before the meeting.

       Holders of the common stock of the Company at the close of business on March 9, 1994 are entitled to notice of and to vote upon all matters at the Annual Meeting.

       The Annual Meeting may be adjourned from time to time without notice other than announcement at the Annual Meeting, or at any adjournment thereof, and any business for which notice is hereby given may be transacted at any such adjournment.

       You are cordially invited to attend the Annual Meeting so that we may have the opportunity to meet with you and discuss the affairs of the Company. WHETHER YOU PLAN TO ATTEND THE MEETING OR NOT, PLEASE SIGN AND RETURN THE ENCLOSED PROXY SO THAT THE COMPANY MAY BE ASSURED OF THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. A stamped, addressed envelope is enclosed for your convenience in returning your proxy.

                                              BY ORDER OF THE BOARD OF DIRECTORS


                                                         STEVE R. FOREHAND
                                                             Secretary
                                                         Russell Corporation

Alexander City, Alabama  35010
March 23, 1994

                              RUSSELL CORPORATION
- - - - - - - - - --------------------------------------------------------------------------------
                   PROXY STATEMENT FOR THE ANNUAL MEETING OF
                     SHAREHOLDERS TO BE HELD APRIL 27, 1994
- - - - - - - - - --------------------------------------------------------------------------------

        This Proxy Statement is furnished by and the accompanying proxy is solicited on behalf of the Board of Directors of Russell Corporation, an Alabama corporation (the "Company"), for use at its Annual Meeting of Shareholders to be held at the general offices of the Company in Alexander City, Alabama, on Wednesday, April 27, 1994 at 10:00 a.m., Central Time, and at any adjournment thereof (the "Annual Meeting"). It is contemplated that the Proxy Statement and accompanying proxy will be mailed on or about March 23, 1994.

        Shares represented by a properly executed proxy in the accompanying form will be voted at the meeting and, when instructions have been given by the shareholder, will be voted in accordance with those instructions. In the absence of contrary instructions, the proxies received by the Board of Directors will be voted FOR the election of all nominees for director of the Company. A shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to the Secretary of the Company, executing and delivering to the Company a later dated proxy reflecting contrary instructions or appearing at the Annual Meeting and taking appropriate steps to vote in person.


                             ELECTION OF DIRECTORS

        The Bylaws of the Company ("Bylaws") provide for a Board of Directors of not less than nine nor more than 15 members. In addition, the Bylaws also provide that the Board of Directors shall set the number of Directors within the specified limitations by resolution adopted by a majority of the entire Board of Directors and that the Board will be divided into three classes, as nearly equal in number as possible, each of which will serve for three years. On February 19, 1993, a majority of the Board of Directors adopted a resolution which established the size of the Board of Directors at eleven members, effective April 28, 1993. It is proposed to elect four directors to serve until the Annual Meeting of Shareholders in 1997 and until their successors have been duly elected and qualified. Proxies cannot be voted for more than four persons. It is intended that shares represented by the Board of Directors' proxies will be voted for the election of the following four persons:

NOMINEES TO SERVE UNTIL ANNUAL MEETING OF SHAREHOLDERS IN 1997:

                                       YEAR FIRST                          SHARES
     NAME, AGE AND                  ELECTED DIRECTOR                    BENEFICIALLY
  PRINCIPAL OCCUPATION                   OF THE                          OWNED AS OF             PERCENT
       OF NOMINEE                       COMPANY                         MARCH 9, 1994           OF CLASS
- - - - - - - - - -----------------------           -------------------              --------------------       ------------

John C. Adams (55)                        1991                           683,505 (1)(2)            1.72
Chairman President and
Chief Executive Officer
of the Company

Crawford T. Johnson III (69)              1978                            12,000                    .03
Chairman of the Board
Coca-Cola Bottling Company
United, Inc.
Birmingham, Alabama

James D. Nabors (51)                      1988                         1,420,832 (1)(2)            3.58
Executive Vice President and
Chief Financial Officer
of the Company

Benjamin Russell (56)                     1963                         5,927,526 (4)              14.94
Chairman and
Chief Executive Officer
Russell Lands, Incorporated
 Alexander City, Alabama
a land and timber company

EACH OF THE DIRECTORS NAMED BELOW WILL CONTINUE IN OFFICE AFTER THE ANNUAL MEETING UNTIL HIS TERM EXPIRES AS INDICATED:

                                    ANNUAL MEETING         YEAR FIRST           SHARES
                                       AT WHICH         ELECTED DIRECTOR     BENEFICIALLY
      NAME, AGE AND                      TERM                OF THE          OWNED AS OF         PERCENT
  PRINCIPAL OCCUPATION                  EXPIRES              COMPANY        MARCH 9, 1994       OF CLASS
- - - - - - - - - --------------------------          --------------      ----------------   -----------------   ------------

 H. Scott Howell (64)                    1995                 1975                35,901             .09
 Retired Executive Vice President
 Apparel Group
 of the Company

 C.V. Nalley III(51)                     1995                 1989                 1,000              -
 Chief Executive Officer of
 The Nalley Companies,
 Atlanta, Georgia
 automobile and truck sales
 and leasing companies

 John R. Thomas (57)                     1995                 1966               882,633 (5)        2.22
 Chairman, President and
 Chief Executive Officer of
 Aliant National Corporation
 Alexander City, Alabama
 a bank holding company

 John A. White (54)                      1995                 1992                   650              -
 Dean of Engineering
 Georgia Institute of Technology
 Atlanta, Georgia

 Herschel M. Bloom (50)                  1996                 1986                 5,371             .01
 Partner
 King &Spalding
 Atlanta, Georgia
 attorneys

 Ronald G. Bruno (42)                    1996                 1992                 1,200              -
 Chairman and Chief
 Executive Officer
 Bruno's, Inc.
 Birmingham, Alabama
 retail food stores

 Glenn Ireland II(68)                    1996                 1969                12,946             .03
 Investments

(1) The shares of the Company's Common Stock owned by Messrs. Adams and Nabors include 26,000 and 25,000 shares, respectively, of the Company's Common Stock which may be acquired by them pursuant to options granted under the Company's existing stock option plans described below, which options may be exercised within sixty days of the date of this Proxy Statement. See also Security Ownership of Management on page 12.

(2) Messrs. Adams and Nabors are two of the trustees of the Company's pension plan which owns 600,960 shares of the Company's Common Stock. As such trustees, they have the right to vote such shares. These shares are included in the shares shown as beneficially owned by each of such persons.

(3) Includes 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mr. Nabors is one of seven directors, and 42,995 shares owned by the Thomas D. Russell Marital Trust, of which Mr. Nabors is one of two trustees, as to which shares Mr. Nabors disclaims any beneficial ownership.

(4) Benjamin Russell is one of the seven directors of the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation which owns 731,296 shares of the Common Stock of the Company, which shares such directors have the right to vote. Mr. Russell is also one of four trustees of a trust created under the will of Benjamin C. Russell which owns 3,945,024 shares.

(5) John R. Thomas is a co-trustee with SouthTrust Bank of Alabama, N.A. of a trust created by the will of Russell Thomas, deceased. The trust owns 311,768 shares of the Common Stock of the Company, which shares are included in this total. John R. Thomas, while having no beneficial interest in such shares except as a remainderman, has the right to vote the shares under the terms of the trust. The present income beneficiary of the trust is Mrs. Crawford A. Hinson.





        Each of the above named persons whose terms expire in 1996 was elected a director of the Company by its shareholders at the last annual meeting. With the exceptions of John C. Adams, John A. White, Ronald G. Bruno and C.V. Nalley III, each of the above named persons has been a director of the Company for at least the last five years. Except as noted in the remainder of this paragraph, each of the above named persons has held the same or comparable positions with the indicated entities for at least the last five years. Mr. Adams was named Chairman, President and Chief Executive Officer of the Company effective April 28, 1993. He had previously served as President and Chief Executive Officer since April 22, 1992, as President and Chief Operating Officer since May 6, 1991, as Senior Vice President, Apparel Operations of the Company since July, 1989, and as President of the Knit Apparel Division from 1983 to 1989. John A. White has served since July 1, 1991, as Dean of Engineering at Georgia Institute of Technology, having been a member of the faculty since 1975. During the previous three years he served as Assistant Director of the National Science Foundation in Washington, D.C. through an Intergovernmental Personnel Agreement with Georgia Tech. Mr. Bruno was elected Chairman of the Board of Bruno's, Inc. in 1991. Prior to that time he had served as President and Chief Executive officer since 1990 and President and Chief Operating Officer since 1986.
        Crawford T. Johnson III, is a director of Protective Life Corporation and Alabama Power Company. John R. Thomas is a director of Alfa Corporation. Ronald G. Bruno is a director of Bruno's, Inc., SouthTrust Bank of Alabama, N.A. and Books-A-Million, Inc.
        Pursuant to Section 10-2A-52 of the Code of Alabama 1975, a majority of the Common Stock shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of the Stockholders. Section 10-2A-52 of the Code of Alabama 1975 requires that each of the nominees, to be elected to the Board of Directors, receive the affirmative vote of the majority of the shares of Common Stock represented at the Annual Meeting as part of the quorum (including shares which abstain from voting on a matter or which are not voted on such matter by a nominee because such nominee is not permitted to exercise discretionary voting authority and the nominee has not received voting instructions from the beneficial owner of such shares, which abstention and non-votes, if any, therefore effectively count as negative votes). All nominees must thus receive the affirmative vote of a majority of the Common Stock shares of holders who are present, in person or by proxy, at the Annual Meeting. Generally, brokers who act as nominees will be permitted to exercise discretionary voting authority where they have received no instructions in uncontested elections for directors where the brokers have complied with Rule 451 concerning the delivery of proxy materials to beneficial owners of the Company's Common Stock held by such brokers.

        Should any nominee be unable or unwilling to accept election, it is expected that the proxies will vote for the election of such other person for the office of director as the Board of Directors of the Company may then recommend. The Board of Directors has no reason to believe that any of the persons named will be unable or will decline to serve if elected.
        The Company has an Executive Committee consisting of John C. Adams and James D. Nabors, which is authorized to act in place of the Board of Directors between meetings of the Board. The Executive Committee held eighteen meetings during 1993.
        The Company has an Executive Compensation Committee, consisting of Glenn Ireland II, Crawford T. Johnson III, Ronald G. Bruno, and John R. Thomas, which supervises the Company's Executive Incentive Program. The Compensation Committee held two meetings during 1993.
        The Company also has an Audit Committee consisting of Herschel M.
Bloom, Glenn Ireland II, Crawford T. Johnson III, C.V. Nalley III, John A. White, and Benjamin Russell, which recommends to the Board of Directors the independent accountants selected to be the Company's auditors and reviews the audit plan, financial statements and audit results. The Audit Committee held two meetings during 1993.
        The Company has a Nominating Committee which recommends candidates for election to the Company's Board of Directors. The Nominating Committee consists of Crawford T. Johnson III, Herschel M. Bloom, Benjamin Russell, John R. Thomas and John A. White and held two meetings in 1993.
        During the year ended January 1, 1994, the Board of Directors of the Company held four regular meetings and one special meeting. Each member of the Board attended at least 75% of the meetings of the Board and the committees of which they are members. Members of the Board who are not employees or affiliates of the Company receive a quarterly retainer of $2,750 and a fee of $1,600 for each meeting attended. Members of the Board who are affiliates of the Company, but not employees receive a quarterly retainer of $1,000. Members of committees of the Board who are not employees of the Company receive $600 per quarter (except the chairman who receives $1,200 per quarter).


                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY AND OBJECTIVES

        The Company's shareholders adopted the 1993 Executive Long-Term Incentive Plan (the 1993 "Plan")on April 28, 1993. The 1993 Plan is a key component of the Executive Incentive Program (the "Program") which encompasses all elements of compensation. The goals of the Program are to support our overall objectives of enhancing shareholder value, maintaining and improving our quality standards and leveraging our vertical manufacturing strength. This is accomplished through the following practices:
        1) Hiring and retaining the caliber of executive talent needed to manage the Company currently as well as to position it strategically for the future. A management team that is both stable and performance-oriented, with a focus on teamwork, is critical to our success;
        2) Having a pay-for-performance philosophy throughout the company that integrates our compensation program with annual and long-term strategic planning and that links incentive compensation not only to Company performance but also to individual and overall market performance;
        3) Enhancing the pay-for-performance philosophy by placing a substantial portion of pay for senior executives "at-risk"; and
        4) Establishing the proper mix of program elements to appropriately balance our financial, quality, customer and strategic goals for both the short-term and long-term.
        The Program is designed to optimize the connection between executive pay, corporate strategy and return to shareholders. Specifically, the Program is intended to meet these objectives:
   -  Establish target awards
   - Set corporate and business unit goals in concert with the strategic planning process
   -  Communicate award opportunities in advance
   -  Focus executives' actions on appropriate needs and reward true success
   -  Motivate participants
        The Executive Compensation Committee (the "Committee") believes these objectives are met by the Program.

ELEMENTS OF THE PROGRAM

        The Program is comprised of the following elements:
               Base salaries;
               Short term incentives; and
               Long-term incentives.
        The following describes the elements of the Program, as well as the 1993 Plan, in more detail.

BASE SALARIES

        The Company's practice is to target base salaries for executives at the 50th percentile of the market. For salary comparison purposes, the "market" includes companies in the Company's industry, in similar industries and those with headquarters in smaller cities. The companies used for this market analysis of compensation are different than those included in the Value Line Apparel Index shown in the performance graph contained in this Proxy Statement. The Committee believes the market for executive talent extends beyond the textile and apparel industry and includes individuals whose experience includes a manufacturing focus similar to the Company's. In addition, due to the Company's location, the Committee does not believe market compensation amounts for executives should be influenced by compensation at companies in areas with higher costs of living.

        During 1993, the Committee concluded (based on a 1992 study of pay by an independent consulting firm) that adjustments to its salary administration practices were needed. Specifically, the Committee implemented a program to increase executive salaries to market levels, over time. In deciding the amount of specific increases, factors such as overall responsibility, tenure, internal equity, market levels of pay and, most importantly, job performance, are considered. No specific weighting is assigned to these factors.

        To ensure that executive salary levels continue to reflect the Committee's philosophy, the Company intends to periodically conduct similar pay comparisons. The Committee believes that maintaining competitive compensation will ensure that the Company has the executive management expertise required for the future. Considering the entire compensation package, the Committee believes that targeting base salaries at the 50th percentile of the market is a key element in the overall program to attract and retain talented executives.

SHORT-TERM INCENTIVE PLAN

        The Program is designed to motivate participants to achieve predetermined goals for Return on Assets Employed ("ROAE") and quality. The Committee believes the Program's performance orientation represents an improvement over other plans used in prior years. Specifically, the short-term incentives include the following elements:
        1) As with previous incentive compensation plans, eligible participants will include not only executives, but also other employees who fulfill key roles in the Company;
        2) Target awards will be established at the beginning of the year to motivate participants and guide their efforts;
        3) Cash awards that reflect ROAE, quality, and individual performance results for the year are paid after the end of the year.
        The plan's financial performance measure, ROAE, is measured at the overall level for executives in corporate staff and manufacturing positions. For this purpose, ROAE is defined as (a) net income before taxes and interest, divided by the sum of (b) assets used in the business.
        Executives at the business unit level are measured on ROAE results at the single business unit level, with a 75% weighting. Based upon their respective business unit, the executives' remaining 25% of the financial performance portion of the award either is based upon overall corporate
ROAE results, or upon ROAE results for a combination of select business units.
        Awards otherwise earned based upon financial results may be adjusted up or down by a maximum of 20%, to reflect participants' contributions toward the Company's quality goals, and also to reflect their individual performance. Although the plan initially contemplated establishing specific, measurable goals for quality, the Committee decided it was more appropriate to initially include quality as a subjective adjustment to awards based upon financial results.

        Incentive awards for all the executives named in the Summary Compensation Table in this proxy statement were based solely upon overall corporate ROAE results. No adjustments based upon individual performance were made to the payouts for any of the named officers.
        For 1993, overall corporate ROAE performance was below the level at which target awards would be paid, but above the threshold level necessary for minimum award payouts. Although ROAE results were above threshold for most business units but below target, ROAE for some business units was below threshold levels. Payments made to the named executives shown in the Summary Compensation Table elsewhere in this proxy statement reflect this result.

LONG-TERM INCENTIVE PLAN

        The long-term incentive element of the 1993 Plan includes a variety of stock based performance awards. The Committee presently intends that long-term incentives be granted in the form of stock options and, for corporate officers only, performance units. The Committee intends to balance the short-term incentive payments with long-term stock options and performance units to reward executives and key employees when superior returns are provided to shareholders.
        With these elements, the Committee believes it has established a strong link between the participants' long-term financial interests and the long-term interests of our shareholders in the following manner:
        1) Stock Options. Pay will be closely aligned with return to shareholders since no benefit is received by participants unless the stock price increases.
        2)  Performance Units. The long-term incentive element of the 1993
Plan focuses on the Company's Total Shareholder Return ("TSR"), relative to both a broad market index (the S&PIndustrials) as well as to the Company's historical performance. TSR includes stock price increases plus dividends, divided by beginning stock price for the period of measurement. When the Company's TSR is at the median of the S & P Industrials, and also at a predetermined absolute level, target awards will be paid.
        Stock option grants have been a component of previous incentive programs. Although a stock option plan was in place for the prior fiscal year, the most recent grants made were in July of 1991. Under the 1993 Plan, the Committee has made grants in 1993 at competitive award levels. These awards are consistent with the Committee's goals for the overall compensation program.
        Payment of performance units would be made depending on the measurement of the Company's TSR over a three-year period. The primary comparison would focus on the Company's TSR against that of the S &P Industrials Index (the "Index"). A secondary comparison would focus on TSR for the period of measurement against the Company's own historical performance.
        The first period of measurement for performance units includes 1993, 1994 and 1995 fiscal years. Therefore, the earliest year in which payment of performance units could occur is 1996. Payments may increase to a maximum of two hundred percent of target levels if the Company's TSR equals or exceeds the 90th percentile of the Index.
        When the performance at each level is taken into account, the 1993 Plan provides market pay opportunities if target awards are set at market levels. The performance factors ensure that above-market pay is only earned for better-than-average performance and that poor performance earns below-market pay.
        As with the stock option element of the 1993 Plan, the Committee intends to adjust awards of performance units so that total pay opportunities for both elements are at market levels.

SPECIFICS OF 1993 CEO COMPENSATION

        During 1993, the compensation of the Chief Executive Officer, Mr. Adams, consisted of the following:
        Base salary of $400,000 which was derived by reference to executive pay at the market companies described earlier in this report. This amount is still below the median base salary for the market base salary for the market as determined in the pay study conducted during 1992. Mr. Adams' salary increase of $50,000 from 1992 to 1993 was intended to move him closer to the market median amount. Although no one factor was weighted more than any other by the Committee, this increase generally was based upon the Committee's assessment of his performance during 1993 and his contributions to the performance of the Company.
        In 1993, Mr. Adams' payout from the annual incentive plan was $131,700. This was based upon a target award of 60% of salary, and on overall corporate ROAE results at below target levels (as discussed previously).

        Mr. Adams' stock option grant during 1993 was 14,300 shares.
        Mr. Adams also received a grant of performance units at a target award level equal to 45% of base salary. As discussed earlier, the performance period over which these units can be earned is 1993 through 1995. Thus, no payouts were received with respect to performance units in 1993.
        The Committee believes these awards will provide incentive for Mr. Adams to increase shareholder value.

POLICY WITH RESPECT TO THE $1 MILLION DEDUCTION LIMIT

        During 1993, a new section - Section 162(m) - was added to the Internal Revenue Code that generally limits to $1 million amounts that can be deducted for compensation paid to executives, unless certain requirements are met. This Committee has carefully considered the impact of this new provision. Because no executive receives pay greater than $1 million, the Committee has concluded that no compensation amounts are nondeductible at present. The Committee will continue to monitor the applicability of this provision to its programs and will determine, at the appropriate time, what action it intends to take

                                       Executive Compensation Committee
                                       John R. Thomas, Ronald G. Bruno,
                                       Glenn Ireland II, Crawford T. Johnson III

                      COMPARATIVE FIVE-YEAR TOTAL RETURNS
             RUSSELL CORPORATION, S&P500, VALUE LINE APPAREL INDEX
                       PERFORMANCE RESULTS THROUGH 1/3/94

                                  VALUE OF $100 INVESTED ON 12/31/88 AT:

                          12/30/89     12/29/90     12/28/91   1/2/93    1/1/94
RML                       $164.13      $144.94      $229.95    $204.53   $186.53
S&P 500                   $131.49      $127.32      $166.18    $179.11   $197.00
Value Line Apparel Index  $133.98      $109.80      $192.38    $236.44   $177.85

NOTES
1) Assumes that the value of the investment in the Company's Common Stock and in each index was $100 on the last trading day preceding the first day of the fifth preceding fiscal year and that all dividends were reinvested.

2) The Value Line Apparel Index presently includes: Farah, Incorporated; Fruit of the Loom, Inc.; Garan, Incorporated; Oshkosh B'Gosh, Inc.; Hartmarx Corporation; Kellwood Company; Liz Claiborne, Inc.; Oxford Industries, Inc.; Phillips-Van Heusen Corporation; Tultex Corporation; V.F. Corporation; and the Company.

SUMMARY COMPENSATION TABLE

        The following information is furnished for the years ended January 1, 1994, January 2, 1993 and December 28, 1991 with respect to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company during 1993 whose salary and bonus exceeded $100,000.

                                 ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                            -------------------------------   -----------------------------------------
                                                                       AWARDS              PAYOUTS
                                                              ----------------------       -------
  NAME AND                                           OTHER    RESTRICTED
  PRINCIPAL                                          ANNUAL      STOCK     OPTIONS/         LTIP         ALL OTHER
  POSITION         YEAR    SALARY    BONUS*       COMPENSATION  AWARDS       SAR'S         PAYOUTS      COMPENSATION
- - - - - - - - - --------------------------------------------------------------------------------------------------------------------
John C. Adams      1993   $400,000  $137,700              -          -       14,300             -            -
   Chairman,       1992    306,250   100,000              -          -          -               -            -
   President       1991    251,666         0              -          -       11,000             -            -
   and CEO

James D. Nabors    1993    270,000    67,900              -          -        6,400             -            -
 Exec. Vice Pres-  1992    260,000    85,000              -          -          -               -            -
 and C.F.O.        1991    233,000         0              -          -       10,000             -            -

Gerald D. McGill   1993    213,500    53,600              -          -        5,000             -            -
   Exec. Vice      1992    200,000    70,000              -          -          -               -            -
 Pres. - Manufac-  1991     89,328         0              -          -        8,000             -            -
   turing

J T Taunton, Jr.   1993    155,000    38,400              -          -        3,100             -            -
 Exec. V.P. -
  Sales and        1992    110,000    25,000              -          -           -              -            -
  Marketing        1991    105,000    20,000              -          -        5,200             -            -

W.P. Dickson, Jr.  1993    165,000    36,200              -          -        2,900             -            -
   V.P. - Human    1992    155,000    30,000              -          -           -              -            -
   Resources       1991    150,000    30,000              -          -        6,400             -            -


*Bonus payments are reported for the year in which related services were performed.

OPTION/SAR GRANTS IN 1993

        The following information concerns grants of incentive stock options to the named executives for the year ended January 1, 1994. No SAR grants were made during 1993.





- - - - - - - - - ----------------------------INDIVIDUAL GRANTS------------------------            POTENTIAL REALIZABLE
                                                                                    VALUE AT ASSUMED
                      NUMBER OF                                                  ANNUAL RATES OF STOCK
                      SECURITIES      % OF TOTAL                                   PRICE APPRECIATION
                      UNDERLYING     Options/SARs                                   FOR OPTION TERM
                     OPTION/SARS       GRANTED       EXERCISE                   --------------------------
                       GRANTED       TO EMPLOYEES     PRICE       EXPIRATION
Name                   IN 1993         IN 1993      PER SHARE        DATE            5%             10%
- - - - - - - - - ---------------     ------------     ------------   ---------     ----------     ----------   ------------
John C. Adams          14,300            6.22        $27.50        7/27/03       $247,247       $626,626
James D. Nabors         6,400            2.78        $27.50        7/27/03        110,656        280,448
Gerald D. McGill        5,000            2.17        $27.50        7/27/03         86,450        219,100
JT Taunton, Jr.         3,100            1.35        $27.50        7/27/03         53,599        105,168
W.P. Dickson, Jr.       2,900            1.26        $27.50        7/27/03         50,141        127,078

AGGREGATED OPTION/SAR EXERCISES IN 1993 AND YEAR-END VALUE TABLE

        The following information is furnished for the year ended January 1, 1994 with respect to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for stock option exercises which occurred during 1993.

                                                                 NUMBER OF             VALUE OF UNEXERCISED
                                                         UNEXERCISED  OPTIONS/SARs   IN-THE-MONEY OPTIONS/SARs
                          SHARES                             AT JANUARY 1, 1994         AT JANUARY 1, 1994 (2)
                         ACQUIRED         VALUE          --------------------------   --------------------------
NAME                   ON EXERCISE      REALIZED (1)     EXERCISABLE  UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- - - - - - - - - ----                   -----------     -------------    ------------  -------------   -----------   -------------
John C. Adams              -                 -              26,000        14,300       $216,875        $10,725
James D. Nabors           3,000           $65,125           25,000         6,400        215,000          4,800
Gerald D. McGill           -                 -              18,000         5,000        129,375          3,750
JT Taunton, Jr.           2,000            22,375           13,400         3,100        128,225          2,325
W.P. Dickson, Jr.         5,000           102,500           20,900         2,900        200,063          2,175


(1) This amount represents the aggregate of the market value of the Company's Common Stock at the time each option was exercised, less the exercise price for such option.

(2) This amount represents the aggregate of the number of options multiplied by the difference between the closing price of the Company's Common Stock on the New York Stock Exchange, Inc. on January 1, 1994, less the exercise price for such option.

LONG-TERM INCENTIVE PLAN AWARDS IN 1993

        The 1993 Executive Long-Term Incentive Plan provides for the award of long-term cash incentives to officers of the Company. Performance units may be awarded based upon achievement of target goals over a three year period beginning in1993. Performance units were awarded in accordance with the following schedule:

                                       PERFORMANCE OR
                      NUMBER OF         OTHER PERIOD             ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                       SHARES,              UNTIL                           PRICE-BASED PLANS
                       UNITS OR          MATURATION          --------------------------------------------
    NAME             OTHER RIGHTS        OR PAYOUT           THRESHOLD         TARGET            MAXIMUM
- - - - - - - - - --------------       ------------      --------------        ---------        --------         ----------
John C. Adams          180,000            1993-1995           $45,000         $180,000           $360,000
James D. Nabors         82,500            1993-1995            20,625           82,500            165,000
Gerald D. McGill        65,100            1993-1995            16,275           65,100            130,200
JT Taunton, Jr.         35,000            1993-1995             8,750           35,000             70,000
W.P. Dickson, Jr.       33,000            1993-1995             8,250           33,000             66,000

        Performance units are earned based upon Company Total Shareholder Return ("TSR") relative to a peer group, the S & P Industrials. Threshold, target and maximum awards are earned when TSR is at the 33rd percentile, the median percentile or the 90th percentile of the peer group. Awards earned based upon relative TSR performance may be decreased by up to 50% if the Company's absolute TSRfor the performance period is less than a predetermined level.

                                  PENSION PLAN

         Officers of the Company are covered by the Russell Corporation Revised Pension Plan (the "Plan"), a defined benefit plan covering all employees of the Company. The amount of contributions made by the Company to the Plan is not reflected in the cash compensation table above, since the amount of the contribution with respect to a specified person is not and cannot readily be separately or individually calculated by the regular actuaries for the Plan.

        Benefits under the Plan are based upon years of credited service at retirement and upon "Final Average Earnings," which is the average base compensation for the highest sixty consecutive months out of the final 120 months of employment. This compensation consists only of salary and excludes any bonus and any form of contribution to other benefit plans or any other form of compensation. Normal or delayed retirement benefits are payable upon retirement on the first day of any month following attainment of age 65 and continue for the life of the employee (and his spouse, if any) or in accordance with other elections permitted by the Plan.

        On January 26, 1994, the Board of Directors adopted a supplemental retirement plan covering any employee's compensation in excess of the limitation amount specified in Section 401 et seq., of the Internal Revenue Code. This plan is a non-qualified plan thereby rendering any benefits subject to claims of general creditors and not deductible until paid.

        The following table presents estimated annual benefits payable from the Plan and the supplemental retirement plan mentioned above upon normal or delayed retirement to persons in specified remuneration and years-of-credited service classifications. The amounts shown assume the current maximum social security benefit and that the employee has elected for benefits to be payable for his life only.

                            PENSION PLAN TABLE

                                        YEARS OF CREDITED SERVICE
                          -----------------------------------------------------
        RENUMERATION         15        20       25      30       35       40
   --------------------   -------    ------   ------  -----    ------   -------
         $150,000           23,747   31,663   39,579   47,494   55,410   59,535
          175,000           27,872   37,163   46,454   55,744   65,035   69,847
          200,000           31,997   42,663   53,329   63,994   74,660   80,160
          225,000           36,122   48,163   60,204   72,224   84,285   90,472
          250,000           40,247   53,663   67,079   80,494   93,910  100,785
          300,000           48,497   64,663   80,829   96,994  113,160  121,410
          350,000           56,747   75,663   94,579  113,494  132,410  142,035
          400,000           64,997   86,663  108,329  129,994  151,660  162,660
          450,000           73,247   97,663  122,079  146,494  170,910  183,285
          500,000           81,497  108,663  135,829  162,994  190,160  203,910


         Years of service credited under the Plan for individuals shown in the summary compensation table on page 13 are as follows: Mr. Adams, 17 years; Mr. Nabors, 25 years; Mr. McGill, 34 years; Mr. Taunton, 18 years; and Mr. Dickson, 18 years.


                               STOCK OPTION PLANS

        The Company has previously adopted the 1978 Stock Option Plan and the 1987 Stock Option Plan (the "Stock Option Plans")pursuant to which the Company grants to key employees of the Company either incentive stock options ("ISO's") or nonqualified stock options ("NQSO's"). The term of the options cannot exceed ten years from the date of grant, and the option price must equal fair market value of the shares covered at the time of grant. No further options are subject to being granted under the Stock Option Plans.
        The 1993 Executive Long Term Incentive Plan (the "1993 Plan") previously discussed herein is a flexible plan which will give the Executive Compensation Committee broad discretion to fashion the terms of awards in order to provide eligible participants with stock based incentives as the Committee deems appropriate. It will permit the issuance of awards in a variety of forms, including: (a) restricted stock (b) incentive stock options (c) non-qualified stock options (d) stock appreciation rights and (e) performance share and performance unit awards.
        The 1993 Plan provides for the grant of up to 2,000,000 shares of the Common Stock of the Company and issuance of awards under the 1993 Plan will cease as of January 1, 2003.

                               OTHER MATTERS
         The Board of Directors of the Company does not know at this time of any other matters to come before the Annual Meeting.

                            PRINCIPAL SHAREHOLDERS
         The following table sets forth each person who, to the Company's knowledge, had sole or shared voting or investment power over more than five percent of the outstanding shares of Common Stock of the Company as of March 9, 1994.

       NAME AND ADDRESS                          AMOUNT AND NATURE OF                    PERCENT
     OF BENEFICIAL OWNER                         BENEFICIAL OWNERSHIP                   OF CLASS
- - - - - - - - - ------------------------------                   ---------------------                 ----------
Edith L. Russell                                  4,684,320 shares (1)                   11.80
P.O. Box 272
Alexander City, Alabama  35010

Benjamin Russell                                  5,927,526 shares (2)                   14.94
P.O. Box 272
Alexander City, Alabama  35010

Roberta A. Baumgardner                            8,200,246 shares (3)                   20.66
P.O. Box 272
Alexander City, Alabama  35010

Helen Alison                                      2,064,192 shares (4)                    5.20
P.O. Box 272
Alexander City, Alabama  35010

Nancy R. Gwaltney                                 4,746,940 shares (5)                   11.96
P.O. Box 272
Alexander City, Alabama  35010

Ariel Capital Management, Inc.                    2,676,100 shares (6)                    6.74
307 North Michigan Avenue
Chicago, Illinois  60601

(1) Includes 8,000 shares as to which Mrs. Russell has sole voting and investment power, and 4,676,320 shares as to which she has shared voting and investment power consisting of 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mrs. Russell is one of seven directors, and 3,945,024 shares held of record and beneficially owned by a trust created under the will of Benjamin C. Russell of which Mrs. Russell is one of four trustees. The trustees of the trust created under the will of Benjamin C. Russell can invade the corpus of the trust for the benefit of Mrs. Russell.

(2) Includes 1,251,206 shares as to which Mr. Russell has sole voting and investment power and 4,676,320 shares as to which he has shared voting and investment power. See Note (4) on page 3.

(3) Includes 1,459,734 shares as to which Mrs. Baumgardner has sole voting and investment power and 6,740,512 shares as to which she has shared voting and investment power, consisting of 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mrs. Baumgardner is one of seven directors, 3,945,024 shares held of record and beneficially owned by a trust created under the will of Benjamin C. Russell of which Mrs. Baumgardner is one of four trustees, and 2,064,192 shares held by the estate of J. C. Alison of which Mrs. Baumgardner is co-executrix.

(4) Mrs. Alison has shared voting and investment power with respect to 2,064,192 shares held by the estate of J.C. Alison of which Mrs. Alison is co-executrix.

(5) Includes 70,620 shares owned by the Thomas D. Russell Share A Trust of which Mrs. Gwaltney has shared voting and investment power, 731,296 shares held by the Benjamin and Roberta Russell Foundation, Incorporated, a charitable corporation of which Mrs. Gwaltney is one of seven directors, and 3,945,024 shares held by a trust created under the will of Benjamin C. Russell of which Mrs. Gwaltney is one of four trustees.

(6) Information contained in Schedule 13G filed with the Company on January 21, 1994. The Schedule 13G states that Ariel Capital Management, Inc. has sole voting power with respect to 1,774,885 shares, shared voting power with respect to 302,100 shares, sole dispositive power with respect to 2,676,100 shares and shared dispositive power with respect to 0 shares.



                        SECURITY OWNERSHIP OF MANAGEMENT

                                           AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                           ----------------------------------------
                                           SOLE VOTING       OPTIONS
                                           AND               EXERCISABLE        OTHER            PERCENT
                                           INVESTMENT        WITHIN             BENEFICIAL        OF
NAME OF INDIVIDUAL OR GROUP                POWER             60 DAYS            OWNERSHIP         CLASS
- - - - - - - - - ---------------------------                --------------------------------------------------------------
John C. Adams                              31,945           26,000                625,560 (1)(2)   1.72
James D. Nabors                            20,581           25,000              1,375,251 (2)(3)   3.58
H. Scott Howell                            35,901                0                    0             .09
Herschel M. Bloom                           5,371                0                    0             .01
Glenn Ireland II                           12,946                0                    0             .03
Crawford T. Johnson III                    12,000                0                    0             .03
C.V. Nalley III                             1,000                0                    0             -
Ronald G. Bruno                             1,200                0                    0             -
John A. White                                 650                0                    0             -
John R. Thomas                            882,633                0                    0            2.22
Benjamin Russell                        1,251,206                0              4,676,320 (4)     14.94
Gerald D. McGill                           22,000           18,000                    0              .1
JT Taunton, Jr.                             7,170           13,400                    0             .05
William P. Dickson, Jr.                     9,439           20,900                    0             .08
All Executive Officers and Directors
   as a Group (26 persons)              2,482,847          235,042              6,677,131         23.68


(1)   Includes 24,600 shares owned by Mr. Adams' spouse.

(2)   See Note (2) on page 3.

(3)   See Note (3) on page 3.

(4)   See Note (4) on page 3.

                        COMPLIANCE WITH SECTION 16(a) OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934

        Based solely upon review of Forms 3 and 4 and 5 and amendments thereto related to the Company's most recent fiscal year, and written representations from reporting persons that no Form 5 was required, the Company believes that H. Scott Howell had one late Form 4 filing and Herschel M. Bloom had a late Form 5 filing.

                    TRANSACTIONS WITH MANAGEMENT AND OTHERS

        The Company entered into a fuel supply contract with Russell Lands, Incorporated on May 21, 1975, under which Russell Lands, Incorporated provides sawdust, bark, shavings, chips, and other wood materials for use in the Company's wood chip boilers. The initial term of the contract was four years, and may be renewed by agreement of the parties from year-to-year thereafter. In addition, the contract may be cancelled by either party during any renewal period upon 30 days notice following the occurrence of certain specified conditions. Benjamin Russell is Chairman, Chief Executive Officer and a director of Russell Lands, Incorporated, and owns beneficially approximately 70% of the equity interest in such company. Management believes this contract is in the best interest of the Company's shareholders. During the fiscal year ended January 1, 1994, the Company paid Russell Lands, Incorporated approximately $1,020,000 for wood materials to operate these boilers.

                                    AUDITORS

        Ernst & Young, independent accountants, was selected as the Company's auditors for 1994 after having previously served in the same capacity since 1930. Representatives of Ernst & Young will be in attendance at the annual meeting of shareholders and will be given the opportunity to make a statement and to respond to appropriate questions.


                           PROPOSALS BY SHAREHOLDERS

        The next annual meeting of shareholders is scheduled to be held on April 26, 1995, and shareholders of the Company may submit proposals for consideration for inclusion in the proxy statement of the Company relating to such annual meeting of shareholders. However, in order for such proposals to be considered for inclusion in the proxy statement of the Company relating to such annual meeting, such proposals must be received by the Company not later than November 24, 1994.

                              GENERAL INFORMATION

        The Board of Directors of the Company has fixed the close of business on March 9, 1994, as the record date for determining the holders of the Common Stock of the Company entitled to notice of and to vote at the Annual Meeting. As of such date, the Company had issued and outstanding and entitled to vote at the Annual Meeting an aggregate of 39,683,165 shares of Common Stock, each share of which is entitled to one (1) vote on all matters to be considered at the Annual Meeting.

        As of the date of the Proxy Statement, the Board of Directors does not intend to present, and has not been informed that any other person intends to present, any matter for action at the Annual Meeting other than those matters stated in the Notice of the Annual Meeting. If other matters should properly come before the Annual Meeting, it is intended that the holders of the proxies will act in respect thereto in accordance with their best judgment.

        In addition to the use of the mails, proxies may be solicited by personal interview or by telephone or telegraph. The cost of solicitation of proxies will be borne by the Company. The Company may request brokerage houses, nominees, custodians, and fiduciaries to forward soliciting material to the beneficial owners of the stock held of record and will reimburse such persons for any reasonable expense incurred in forwarding the material.

        Copies of the Company's Annual Report on Form 10-K for the year ended January 1, 1994, in form as filed with the Securities and Exchange Commission, may be obtained from Steve R. Forehand, the Secretary of the Company, without charge, by persons who were shareholders beneficially or of record as of March 9, 1994.


                                                        RUSSELL CORPORATION
                                                         STEVE R. FOREHAND
                                                            Secretary
Alexander City, Alabama
March 23, 1994